Exhibit 11

GODFREY & KAHN, S.C.
Attorneys at Law
780 North Water Street
Milwaukee, Wisconsin 53202
Tel. (414) 273-3500
Fax (414) 273-5198

November 30, 2001

Oak Ridge Funds, Inc.
10 South LaSalle Street, Suite 1050
Chicago, Illinois 60603

Ladies and Gentlemen:

      We have acted as counsel to Oak Ridge Funds, Inc., a Maryland corporation (the "Company"), in connection with the preparation by the Company of a registration statement on Form N-14 (the "Registration Statement") relating to the issuance by the Company of Class A shares of capital stock of the Oak Ridge Large Cap Equity Fund, a series of the Company (the "Large Cap Fund"), as part of the acquisition by the Large Cap Fund of the assets of the Universal Capital Growth Fund (the "Universal Capital Fund"), which is a series of the Universal Capital Investment Trust, a Massachusetts business trust.

      We have examined: (a) the Registration Statement (including the proxy statement/prospectus contained therein), (b) the Company's Articles of Incorporation, as amended, and Amended and Restated By-Laws, (c) certain resolutions of the Company's Board of Directors, and (d) such other proceedings, documents and records we have deemed necessary to render this opinion.

      Based upon the foregoing, we are of the opinion that the Large Cap Fund shares being registered under the Registration Statement have been duly authorized and will be validly issued, fully paid and non-assessable by the Company upon transfer of the assets of the Universal Capital Fund pursuant to the terms of the agreement and plan of reorganization included in the Registration Statement.

      We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.